EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six Months ended June 30, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$18,090
Fixed charges:
Interest expense	5,308
One-third of rents, net of income from subleases (a)	263
Total fixed charges	5,571
Add: Equity in undistributed income of affiliates	376
Income before income tax expense and fixed charges, excluding capitalized interest	$24,037
Fixed charges, as above	$5,571
Preferred stock dividends (pre-tax)	1,159
Fixed charges including preferred stock dividends	$6,730
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.57
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$6,730
Add: Interest on deposits	1,112
Total fixed charges including preferred stock dividends and interest on deposits	$7,842
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$24,037
Add: Interest on deposits	1,112
Total income before income tax expense, fixed charges and interest on deposits	$25,149
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.21

(a)	The proportion deemed representative of the interest factor.